FORM U-12(I)-B

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-12(I)-B

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

National Grid USA Service Company, Inc. and associated companies, including National Grid USA and National Grid Transco plc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies names in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services drendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

See attached Exhibit B

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client:

See attached Exhibit B

(b) Itemized list of other expenses:     None

National Grid USA Service Company, Inc.

By:    s/Edward A. Capomacchio
    ______________________________________________
Edward A. Capomacchio

By:    s/John G. Cochrane
    ______________________________________________
John G. Cochrane

By:    s/Peter G. Flynn
    ______________________________________________
Peter G. Flynn

By:    s/Michael E. Jesanis
    ______________________________________________
Michael E. Jesanis

By:    s/Cheryl A. LaFleur
    ______________________________________________
Cheryl A. LaFleur

By:    s/Marc F. Mahoney
    ______________________________________________
Marc F. Mahoney

By:    s/James P. Meehan
    ______________________________________________
James P. Meehan

By:    s/Kwong O. Nuey
    ______________________________________________
Kwong O. Nuey

By:    s/Kirk L. Ramsauer
    ______________________________________________
Kirk L.Ramsauer

By:    s/Lawrence J. Reilly
    ______________________________________________
Lawrence J. Reilly

By:    s/Thomas G. Robinson
    ______________________________________________
Thomas G. Robinson

By:    s/Michael F. Ryan
    ______________________________________________
Michael F. Ryan

By:    s/Terry L. Schwennesen
    ______________________________________________
Terry L. Schwennesen

By:    s/Richard P. Sergel
    ______________________________________________
Richard P. Sergel

By:    s/Roxane E. Maywalt
    ______________________________________________
Roxane E. Maywalt

By:    s/Timothy E. McAllister
    ______________________________________________
Timothy E. McAllister

Date:    January 30, 2004

EXHIBIT INDEX

Exhibit No.	Description	Page
A	Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71	Filed herewith
B	Compensation received during the current year and estimated to be received over the next two calandar years and total amount of routine expenses charged to client in 2003	Filed herewith

EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71:

National Grid USA Service Company, Inc.

Edward A. Capomacchio
Vice President and Controller

John G. Cochrane
Vice President and Treasurer

Peter G. Flynn
Deputy General Counsel

Michael E. Jesanis
President

Cheryl A. LaFleur
Senior Vice President, National Grid USA, President, Granite State Electric Company, Massachusetts Electric Company, Nantucket Electric Company and The Narragansett Electric Company

Marc F. Mahoney
Vice President

James P.Meehan
Counsel

Kwong O. Nuey
Vice President

Kirk L. Ramsauer
Deputy General Counsel

Lawrence J. Reilly
Vice President, General Counsel, Senior Vice President and Secretary, National Grid USA

Thomas G. Robinson
Deputy General Counsel

Michael F. Ryan
Executive Vice President, Business Services, The Narragansett Electric Company

Terry L. Schwennesen
General Counsel, The Narragansett Electric Company

Richard P. Sergel
Chief Executive Officer, National Grid USA

Roxane E. Maywalt
Associate Counsel

Timothy E. McAllister
Assistant General Counsel

The business address of the above listed persons is:

25 Research Drive
Westborough, MA 01582

The duties of each of the above-listed individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress, or the staff of the Commissions or Congress, to present or discuss matters affecting the National Grid Transco plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of their above-listed positions.

EXHIBIT B

                                   Total Compensation         Estimated Compensation (b)
Name of Recipient                  Received in 2003 (a)

                                                        2004      2005       2006

Edward A. Capomacchio

John G. Cochrane

Peter G. Flynn

Michael E. Jesanis

Cheryl A. LaFleur

Marc F. Mahoney

James P. Meehan

Kwong O. Nuey

Kirk L. Ramsauer

Lawrence J. Reilly

Thomas G. Robinson

Michael F. Ryan

Terry L. Schwennesen

Richard P. Sergel

Roxane E. Maywalt

Timothy E. McAllister

(Filed under confidential treatment pursuant to Rule 104(b))

(a)	Includes incentive compensation and other bonuses, if any, paid to recipient in calendar year 2003 and deferred amounts including shares and/or cash and excludes health insurance amounts and other fringe benefits and amounts reported to the IRS as taxable compensation re: life insurance and other fringe benefits.
(b)	Does not include an estimate of incentive compensation.

                                   Total Amount of Routine Expenses
Name                               Charged to Client in 2003
----                               ------------------------------

Edward A. Capomacchio                           3,047.79

John G. Cochrane                                95,117.83

Peter G. Flynn                                  42,567.70

Michael E. Jesanis                              93,770.85

Cheryl A. LaFleur                               14,520.13

Marc F. Mahoney                                 30,399.06

James P. Meehan                                 1,031.73

Kwong O. Nuey                                   18,985.94

Kirk L. Ramsauer                                12,323.67

Lawrence J. Reilly                              54,552.57

Thomas G. Robinson                              14,945.41

Michael F. Ryan                                 13,195.62

Terry L. Schwennesen                            5,321.01

Richard P. Sergel                              238,482.73

Roxane E. Maywalt                               6,047.64

Timothy E. McAllister                           9,238.84